SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	000-30379
CUSIP NUMBER	89268C103

|  |   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |X|   Form 10-Q   |  |   Form NSAR

For the period ended: June 30, 2004

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Chembio Diagnostics, Inc. Trading Solutions.com, Inc. 3661 Horseblock Road Medford, New York 11763

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     On May 5, 2004, pursuant to an Agreement and Plan of Merger by and among the Registrant (formerly Trading Solutions.com, Inc.), a publicly traded Nevada corporation, Chembio Diagnostic Systems Inc., a privately-held Delaware corporation ("Chembio Diagnostic Systems"), and New Trading Solutions, Inc., (the "Merger Sub") a wholly owned subsidiary of the Registrant, the Merger Sub merged with and into Chembio Diagnostic Systems, with Chembio Diagnostic Systems remaining as the surviving corporation (the "Merger").

      The Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004 is the Registrant's first quarterly report following the Merger and the Registrant's personnel have needed additional time in working with many procedures and matters that are completely new to them. As a result, the Registrant's Quarterly Report could not be timely filed without unreasonable effort or expense.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Lawrence A. Seibert	(800)	327-3635

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Revenues were $995,075 for the three months ended June 30, 2004 as compared with $818,622 for the three months ended June 30, 2003, representing an increase of $176,453, or 21.6%. The increase in sales is primarily attributable to increased income from contracts and grants as well as increased sales of our HIV product. The increases were partially offset by reduced pregnancy test kit sales. A substantial portion of the grant-related income will recur for the balance of 2004 and in 2005.

      Cost of goods sold for the three months ended June 30, 2004 was $647,198, or 65.0% of revenues, as compared to $549,043, or 67.1% of revenues, for the three months ended June 30, 2003. The resulting increase in gross margin is primarily attributable to approximately $248,000 of contract and grant income received during the three months ended June 30, 2004 as compared with approximately $98,000 of contract and grant income during the three-month period ended June 30, 2003, together with income associated with the technology transfer and supply agreement with Bio-Manguinhos that continued during this period, both of which are higher margin items. Gross margin in the three-month period ended June 30, 2003 was negatively impacted by a combination of a lower margin product sales mix and production losses.

      Research and development expenses for the three months ended June 30, 2004 were $147,263, or 14.8% of revenues, compared with $76,298, or 9.3% of revenues, for the three months ended June 30, 2003. The increase in expense and associated percentage of revenues is due primarily to increased salaries and wages and related costs of each of the members of the research and development group since the June 30, 2003 period as new grants and development contracts were awarded and also due to the addition of a research and development technician hired in late 2003 for the purpose of fulfilling obligations under grants from the National Institute of Health and World Health Organization as well as other product development contracts.

      Selling, general and administrative expense increased $369,115 to $642,671 in the three months ended June 30, 2004 compared with the same period in 2003. This increase is primarily attributable to $281,200 of non-cash expenses reflecting the amortized intrinsic value (the market price at the time of the grant for stock, which is reduced by the exercise price to determine intrinsic value for options) of common stock and options issued to key employees and $79,750 of non-cash expenses reflecting the amortized fair value of common stock and options to purchase common stock that were issued to consultants. Also driving this increase were $25,500 in cash salary increases to key employees as well as increased legal and accounting expenses of $46,700 relating to the merger. In addition, the increase was reduced by $210,000 attributable to settlements of old outstanding payables due that were made during the three months ended June 30, 2004. The balance of the increase or $145,965, is primarily attributable to increased travel costs related to HIV rapid test marketing efforts, increased costs for marketing consultants, and increased commissions relating to the Registrant's Bio-Manguinhos contract.

      Clinical & Regulatory Affairs, which totaled $216,570 for the three months ended June 30, 2004, is a new item on our statement of operations. This cost category includes costs incurred for regulatory approvals, clinical studies, product evaluations and registrations. These costs are expected to increase in the third quarter of 2004 when the bulk of the HIV rapid test clinical studies will be completed and then return to substantially reduced levels in the fourth quarter.

Chembio Diagnostics, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 17, 2004	By:	/s/ Lawrence A. Seibert Lawrence A. Seibert Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).